Free Writing Prospectus

Filed on September 8, 2020 Pursuant to Rule 433

Registration Statement No. 333-229547

KIMBERLY-CLARK CORPORATION

$600,000,000 1.050% Notes due September 15, 2027

PRICING TERM SHEET

Dated September 8, 2020

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$600,000,000 of 1.050% Notes due September 15, 2027 (the “Notes”)

Maturity Date:	September 15, 2027

Coupon:	1.050%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing March 15, 2021

Interest Record Dates:	March 1 and September 1

Price to Public:	100.000% of the principal amount

Benchmark Treasury:	UST 0.500% due August 31, 2027

Benchmark Treasury Yield:	0.470%

Spread to Benchmark Treasury:	58 bps

Yield to Maturity:	1.050%

Special Mandatory Redemption:	If the closing of the Softex Indonesia acquisition described in the preliminary prospectus supplement has not occurred on or prior to the earlier of (i) March 31, 2021 and (ii) the date the Softex Indonesia purchase agreement is terminated in accordance with its terms, Kimberly-Clark Corporation will be required to redeem all outstanding Notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest on the Notes to, but not including, the special mandatory redemption date.

Optional Redemption:	Prior to July 15, 2027 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the Notes to be redeemed and interest thereon that would be due after the related redemption date if such Notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 10 basis points, plus, in each case, accrued and unpaid interest to the date of redemption. On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:	Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	September 11, 2020 (T+3)

CUSIP:*	494368 CC5

ISIN:*	US494368CC54

Joint Active Lead Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Passive Lead Manager:	Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Santander Investment Securities Inc. Standard Chartered Bank

Co-Managers:	Loop Capital Markets LLC BBVA Securities Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (No. 333-229547) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 866-471-2526, HSBC Securities (USA) Inc. toll-free at 866-811-8049 or Morgan Stanley & Co. LLC toll-free at 866-718-1649.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about September 11, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

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